VIA EDGAR

May 14, 2019

Mitchell Austin, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: Nowigence Inc.

Offering Statement on Form 1-A/A

Filed April 18, 2019

File No. 024-10957

Dear Mr. Austin,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form 1-A/A. The Form 1-A/A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 2 via EDGAR to reflect changes to the Form 1-A/A filed on April 18, 2019.

In addition, we are providing the following responses to your comment letter, dated April 30, 2019, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Form 1-A/A filed on April 18, 2019

Our Clients, page 9

1. We note your response to prior comment 7 and reissue the comment in part. In this regard, please revise to disclose whether the "early customers" you discuss are representative of your overall client base and describe the criteria you used to choose to discuss these clients in your offering circular. For example, tell us whether the attributes of these clients represent the attributes of your typical client (i.e., large businesses).

Additionally, please confirm that these "early customers" are currently your clients.

Response:

We have amended and revised. Please see Page 9.

Description of Business

Revenue Plans, page 45

2. We note your response to prior comment 6. Please revise to disclose both your number of clients and users as of December 31, 2017 and December 31, 2018.

Response:

We have amended and revised. Please see Page 45.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 49

3. We note your response to prior comment 10. Your disclosure continues to state that "[a]s of December 31, the consolidated revenues of Nowigence Inc. . . . was $174,113 as compared to the revenues earned of $19,250 by the stand-alone US company Nowigence

Inc." Please revise this statement to clarify that you are comparing Nowigence Inc.'s revenues generated during the fiscal year ended December 31, 2018 with those generated during the fiscal year ended December 31, 2017.

Response:

We have amended and revised. Please see Page 49.

4. Disclosure added in response to prior comment 10 indicates that the $174,113 of total revenues in fiscal 2018 includes an internal service fee paid by Nowigence, Inc. to

Nowigence India Private Limited. Please clarify the nature of this internal service fee.

Explain why this inter-company transaction was not eliminated in your consolidated financial statements. Tell us whether there is an off-setting expense for the internal service fee in your consolidated financial statements.

Response:

We have amended and revised. We have amended and revised. Financial results of Nowigence India Private Limited, Co. ("Subsidiary") are no longer presented in a consolidated basis so this question is ultimately irrelevant.

Plan of Operations, page 50

5. Disclosure added in response to prior comment 11 indicates that the projections here were made in November 2019, which appears to be an error, and states that your Regulation A offering will occur in the first quarter of 2019. Please revise this statement to correct the reference to November 2019 and to clarify that the Regulation A offering will not occur in the first quarter of 2019 as this date has already passed. Additionally, please be advised that you must continue to have a reasonable basis for any projections contained in the offering statement.

Response:

We have amended and revised. Please see page 50.

Consolidated Financial Statements

Independent Auditor's Report, page 66

6. We note your response to prior comment 16. Please describe in greater detail the nature of the relevant audit field work performed by Bhuchar and Chandak for transactions and accounts relating to Nowigence India Private Limited.

Response:

We have amended and revised. Financial results of Nowigence India Private Limited, Co. ("Subsidiary") are no longer presented in a consolidated basis so this question is ultimately irrelevant.

Note 1. Nature of Operations, page 73

7. Your response to prior comment 17 indicates that the financial results have been consolidated for the entire year. Please tell us the date on which you obtained control of

Nowigence India Private Limited Company. Provide us with your analysis of how you considered the guidance in ASC 805-10-25-(6 through 7). Revise your disclosures to comply with the requirements in ASC 805-10-50.

Response:

We have amended and revised. The Company has reconsidered its approach in providing consolidated financial statements and has restated its financial statements as contained herein.  While the Company and the Subsidiary executed on a common strategy and built their businesses in concert in 2018, there was no common ownership and no legal or constructive control until the Company closed on its acquisition of the Subsidiary in January 2019.  The disclosures in the restated financial statements are now inline with ASC 805 as the date, consideration and target of the acquisition are all identified.  The Company will present consolidated financials with Subsidiary going forward from the date the acquisition closed in January 2019.  All other items in the financials statements have been updated to un-consolidate Subsidiary's impacts and a disclosure describing the restatement has been added.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 74

8. We note your response to prior comment 19. Please explain why you believe that the onetime set-up fees provided are not analogous to the nonrefundable initial fees contemplated by footnote 39 of SAB Topic 13A.3.f. In this respect, SAB Topic 13A.3.f includes an example of set-up services provided in connection with hosting services, which appears relevant to your facts and circumstances. Describe in greater detail the nature and costs involved in the one-time set-up fees to automatically read, comprehend and organize historical documents, transcripts of audio files to be able to benchmark and learn from past events to be able to develop predictive analytics. Explain whether your customers continue to benefit from the set-up fees or services after the initial contract term. Tell us whether these services or set-up fees have standalone value.

Response:

We have amended and revised. The Company views its offerings as distinct from the examples raised in SAB Topic 13A.3.f.  Chiefly, the organization and work provided by the Company on customers' data in preparation for services rendered by a monthly fee has separate value to the customer.  Unlike the footnote example, the nonrefundable fees are not merely for access to the platform, but are for the separate revenue generating service rendered by the Company on behalf of the customer.  There is utility to the customer to have their documents read and organized.  While not offered as a separate service specifically, even without continued involvement in the Company's platform, customers would still find value in the reading, organization and sorting of their data.  Additionally, the Company incurs separate workflows and costs associated with the processes required in exchange for the nonrefundable fees.  Furthermore, as distinctive from the examples in the Staff Accounting Bulletin codification, the nonrefundable fees do not grant access to the platform as each customer would be required to have their data processed under the monthly subscription model (note the "hosting" and "advertising platform" examples in the SAB codification grant users access to a company's services for a specified time period).

Also, with automation, the pricing model is different. Set-up pricing is no longer needed as the controls are directly with the end-user to enter, modify or update their preferences.

Software Development Costs and Amortization, page 75

9. As previously requested in prior comment 20, please provide us with a detailed analysis of how you considered the scope provisions of ASC 985-20-15-5 and 7 in applying the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or

Otherwise Marketed. Explain how you determined that 60 percent of the total salary costs should be capitalized. Describe in greater detail the nature of the data subscription services that are capitalized.

Response:

We have amended and revised. The Company routinely evaluates the amount of time spent by its software developers in (1) servicing current customers and (2) building additional functionality in the Company's software platform during its current beta process.  By a wide margin, the Company's largest expense is payroll for software developers.  The subscription fees to other hosted databases is material, but not nearly as significant as headcount expenses.  The Company has undertaken its own study to evaluate and estimate the amount of time its developers spend in these two facets (serving existing customers and building additional functionality).  During 2017 and 2018, the Company estimates that 60% of the payroll expense is related to building additional functionality (and capitalized as an SDC) and 40% represents services rendered to additional customers (expensed as cost of revenues).  The Company plans to revisit this time allocation estimate on a regular basis and update it as necessary until ultimate technological feasibility is established and the product/platform is widely released.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi